United States securities and exchange commission logo





                            May 5, 2023

       Daniel Kimes
       Chief Executive Officer
       ROC Energy Acquisition Corp.
       16400 Dallas Parkway
       Dallas, TX 75248

                                                        Re: ROC Energy
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 24,
2023
                                                            File No. 333-269763

       Dear Daniel Kimes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1. On the cover page, page 3, and elsewhere in the filing, you disclose that PIPE Investors have committed to
purchase from ROC 1,683,168 shares of Common Stock, for an
                                                        aggregate purchase
price of approximately $17 million in the PIPE Financing; however, on pages 26 and 139 you
disclose that ROC has raised $12,860,000 in PIPE Financing as of the date hereof.
Please clarify.
 Daniel Kimes
FirstName  LastNameDaniel  Kimes
ROC Energy   Acquisition Corp.
Comapany
May  5, 2023NameROC Energy Acquisition Corp.
May 5,
Page 2 2023 Page 2
FirstName LastName
2. We note your response to prior comment 18. We also note the disclosure on pages 76 and
         171 indicating that the Sponsor, directors, officers, advisors or any of their respective affiliates may purchase the company's public shares to reduce redemption rates and that the price offered in such purchases may be higher than the redemption price. You also indicate that such purchases could be used to vote such shares in favor of approving the business combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules
         Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December
31, 2022, page 92

3. We note your response to prior comment 10. As noted in our prior comment, costs incurred by the SPAC (i.e. ROC) to consummate the merger are generally expensed as incurred unless the costs relate to the SPAC issuing debt or equity (e.g., shares acquired by PIPE). In this regard, we note that the transaction is accounted for as a reverse recapitalization and as you disclose on page 91 is treated as the equivalent of DTI issuing stock for the net assets of ROC, accompanied by a recapitalization. Therefore, SAB Topic
         5A would only apply to ROC in the case of the shares issued in the PIPE and not the consummation of the merger. Please revise to reflect ROC's transaction costs as expenses.
        You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Michael J. Blankenship